Exhibit 99.2

news

IMMEDIATE	14 December 2005

Royal & SunAlliance completes sale of holding in Rothschilds

Royal & Sun Alliance Insurance Group plc today confirms the completion of the sale of its 21.5% shareholding in Rothschilds Continuation Holdings AG on the originally agreed terms. The total cash consideration is £109.5m and the pre tax gain on disposal is £60m.

--ENDS --

For further information:

Analysts	Press

Helen Pickford	Phil Wilson-Brown
Andrew Wigg	Simon Moyse (Finsbury)

Tel: +44 (0) 20 7111 7212	Tel: +44 (0) 20 7111 7047
Tel: +44 (0) 20 7111 7138	Tel: +44 (0) 20 7251 3801

Important Disclaimer
This press release contains forward looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. The forward looking statements are based on management’s current expectations or beliefs as well as a number of assumptions about future events, and are subject to factors and uncertainties that could cause actual results to differ materially from those described in the forward looking statements. The specific forward looking statements cover, among other matters, the consideration and pre-tax gain. The sale is subject to the execution of definitive documents by the parties. The Company does not assume any obligation to update any forward looking statements, whether as a result of new information, future events or otherwise.

Issued by Royal & Sun Alliance Insurance Group plc, 9th Floor, 1 Plantation Place, 30 Fenchurch Street London EC3M 3BD +44 (0)20 7111 7134